                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 2


                             Congoleum Corporation
                         -----------------------------
                               (Name of Issuer)



                     Class A Common Stock, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)



                                   207195108
                             --------------------
                                (CUSIP Number)









                              Page 1 of 11 pages
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---------------------
CUSIP NO.
 207195108
---------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                   (a) _____
                                                   (b) _____

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of  Organization


                         New York
--------------------------------------------------------------------------------
Number of       5.    Sole Voting Power
Shares
Beneficially            0
Owned By        ------------------------------------
Each            6.    Shared Voting Power
Reporting
Person With             364,500
                ------------------------------------
                7.    Sole Dispositive Power

                        0
                ------------------------------------
                8.    Shared Dispositive Power

                        364,500
                ------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

       364,500
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

       7.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

         BD-PN-IA
--------------------------------------------------------------------------------




                              Page 2 of 11 pages
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---------------------
CUSIP NO.
 207195108
---------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                   (a) _____
                                                   (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially           0
Owned By       ----------------------------------
Each           6.  Shared Voting Power
Reporting
Person With            364,500
                ---------------------------------
                7.  Sole Dispositive Power

                       0
                ---------------------------------
                8.  Shared Dispositive Power

                       364,500
                ---------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         364,500
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

          7.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

          HC-PN
--------------------------------------------------------------------------------




                              Page 3 of 11 pages
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---------------------
CUSIP NO.
 207195108
---------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Goldman Sachs Equity Portfolios, Inc. on behalf
     Goldman Sachs Small Cap Equity Fund
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                   (a) _____
                                                   (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

         Maryland
--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially           0
Owned By        --------------------------------
Each            6.  Shared Voting Power
Reporting
Person With            283,500
                --------------------------------
                7.  Sole Dispositive Power

                       0
                --------------------------------
                8.  Shared Dispositive Power

                       283,500
                --------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          283,500
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

          6.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

          IC
--------------------------------------------------------------------------------





                              Page 4 of 11 pages
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Item 1(a).     Name of Issuer:
               Congoleum Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
               3705 Quakerbridge Road
               Box 3127
               Mercerville,  NJ 08619-0127

Item 2(a).     Name of Persons Filing:
               The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.
               and Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

Item 2(b). Address of Principal Business Office or, if None, Residence: for the Goldman Sachs Group, L.P. and Goldman, Sachs & Co.:
               85 Broad Street, New York, NY 10004
               for Goldman Sachs Equity Portfolios, Inc.:
               1 New York Plaza, New York, NY 10004

Item 2(c).     Citizenship:
               The Goldman Sachs Group, L.P. - Delaware
               Goldman, Sachs & Co. - New York
               Goldman Sachs Equity Portfolios, Inc. - Maryland

Item 2(d).     Title and Class of Securities:
               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:
               207195108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

         (a).X Broker or dealer registered under Section 15 of the Act,
                    Goldman, Sachs & Co.

         (b).  Bank as defined in Section 3(a)(6) of the Act,

         (c).  Insurance Company as defined in Section 3(a)(19) of the Act,

         (d).X Investment Company registered under Section 8 of the Investment Company Act,
                    Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund




                              Page 5 of 11 pages
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         (e).X Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940,
                     Goldman, Sachs & Co.

         (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

         (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                     The Goldman Sachs Group, L.P.

         (h).  Group, in accordance with Rule 13d-1(b)(ii)(H).


Item 4.        Ownership.

         (a).  Amount beneficially owned:
               See the response(s) to Item 9 on the attached cover pages(s).

         (b).  Percent of class:
               See the response(s) to Item 11 on the attached cover pages(s).

         (c).  Number of shares as to which such person has:

               (i).  Sole power to vote or to direct the vote:
                         See the response(s) to Item 5 on the attached cover page(s).

               (ii). Shared power to vote or direct the vote:
                         See the response(s) to Item 6 on the attached cover page(s).

               (iii).Sole power to dispose or to direct the disposition of:
                         See the response(s) to Item 7 on the attached cover page(s).

               (iv). Shared power to dispose or to direct the disposition of:
                         See the response(s) to Item 8 on the attached cover page(s).

Item 5.        Ownership of Five Percent or Less of a Class.
                     Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
                     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                     See Exhibit (99.2)



                              Page 6 of 11 pages
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Item 8.        Identification and Classification of Members of the Group.
                    Not Applicable

Item 9.        Notice of Dissolution of Group.
                    Not Applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.








                              Page 7 of 11 pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  February 14, 1997



GOLDMAN SACHS EQUITY PORTFOLIOS,             THE GOLDMAN SACHS GROUP, L.P.
INC. on Behalf of Goldman Sachs Small        By:  The Goldman Sachs Corporation,
Cap Equity Fund                                   its general partner

By: /s/ Michael J. Richman                   By: /s/ David B. Ford
   ----------------------------------            -------------------------------
Name:   Michael J. Richman                   Name:   David B. Ford
Title:  Secretary                            Title:  Executive Vice President

                                             GOLDMAN, SACHS & CO.

                                             By: /s/ David B. Ford
                                                --------------------------------
                                             Name:   David B. Ford
                                             Title:  Managing Director






                              Page 8 of 11 pages
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                               INDEX TO EXHIBITS




Exhibit No.    Exhibit
-----------    -------

  99.1 Joint Filing Agreement, dated February 14, 1997, between The Goldman Sachs Group, L.P., Goldman, Sachs & Co. and Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

  99.2         Item 7 Information







                              Page 9 of 11 pages